





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68658

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMI Capital International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue, Floor 2
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest D. Kappotis 978-335-7015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RH CPA
(Name – *if individual, state last, first, middle name*)

38-25 Bell Blvd	Bayside	NY	11361
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ernest D. Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMI Capital International LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ernest D. Kappotis

Signature

FINOP

Title

SHANTI CHELLAR
Notary Public
Massachusetts
My Commission Expires
Nov 22, 2024

S Chellar

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMI CAPITAL INTERNATIONAL LLC
(*Broker-Dealer*)

(S.E.C. NO. 8-68658)

FINANCIAL STATEMENTS

JUNE 30, 2018

AND
INDEPENDENT AUDITOR'S REPORT

****

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

RH CPA

38-25 Bell Blvd, Bayside, NY 11361

Tel: +1 914-343-2547

Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of BMI Capital International LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMI Capital International LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BMI Capital International LLC as of June 30, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RH CPA

RH CPA

We have served as the Company's auditor since 2018.
Bayside, New York
September 26, 2018

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash	$	29,782
Equipment, net of accumulated depreciation of $2,508		1,253
Other assets		7,375
Total Assets	$	38,410

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and other liabilities	$	8,327
Members' equity		30,083
Total Liabilities and Members' Equity	$	38,410

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS:

BMI Capital International LLC (The "Company"), a limited liability company, was organized in the state of Texas on June 18, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company's principal business activity is the sale of private placements.

The Company changed its fiscal year-end. These financial statements are as of June 30, 2018 and the eighteen months since December 31, 2016.

The Company's Members intend to contribute sufficient funding to maintain operations as a going concern for the foreseeable future.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Sales and Marketing:
Fees are earned from investment banking in private placements and mergers & acquisitions activities.

Revenue Recognition:
The Company records fees as they are earned based on the terms of contracts for services provided.

Accounts Receivable:
Management closely monitors outstanding accounts receivable and charges off to expense all balances that are determined to be uncollectible. There were no Accounts Receivable as of June 30, 2018.

Promotion Costs:
The Company expenses promotion costs as incurred.

NOTES TO FINANCIAL STATEMENTS:

Income Taxes:

The Company, with the consent of its Members, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2018, no examinations have been initiated by any of the taxing authorities.

Use of Estimates:

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported assets and liabilities, and any disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 3 – CASH AND CASH EQUIVALENTS:

The Company holds its cash only at one large federally insured U.S. bank.

The Company considers all cash equivalents as short-term investments with an original maturity of three months or less. At June 30, 2018 the Company did not hold any cash equivalents.

NOTE 4 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The

NOTES TO FINANCIAL STATEMENTS:

NOTE 4 - NET CAPITAL (continued):

Company's net capital, as computed under Rule 15c3-1, was $21,455 at June 30, 2018, which exceeds required net capital of $5,000 by $16,455. The ratio of aggregated indebtedness to net capital at June 30, 2018 was .39 to 1.

NOTE 5 – MEMBERS' EQUITY:

As of June 30, 2018 Mr. Robert Trapp was the Chief Executive Officer and 20% member of the Company. Mr. Trapp is in the process of obtaining regulatory approval for his purchase of the remaining 80% of the Company.

NOTE 6 – AUDIT FEE EXPENSES:

The Company elected to record its audit fee expenses for the operational year ended December 31, 2016 entirely in the year 2017, since 2017 is the year in which the audit was performed. However, the Company then elected to record its audit fee expenses for the eighteen months ended June 30, 2018 within those eighteen months, since the corresponding audit is associated with that period.

The Company will continue to adopt the procedure for recording audit expenses as demonstrated for the eighteen months ended June 30, 2018 on an ongoing basis.

NOTE 7 – OPERATING LEASES:

The Company entered into a month-to-month operating lease starting in 2015 for monthly subleasing of New York City office space which terminated on October 31, 2017.

Effective November 1, 2017 the Company entered into a new month-to-month operating lease for monthly subleasing of New York City office space.

NOTE 8 – CONCENTRATION:

During the eighteen months ended June 30, 2018, the Company conducted private placement services for three customers versus no customers for the year ended December 31, 2016. During the upcoming fiscal year ending June 30, 2019, management will evaluate for any risk posed by customer concentration, for which no such risk has been identified.

NOTE 9 – SUBSEQUENT EVENTS:

The Company evaluated for the presence of any significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued. No such subsequent events were noted.

NOTES TO FINANCIAL STATEMENTS:

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of June 30, 2018, or during the eighteen months then ended.

NOTE 11 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the eighteen months ending June 30, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12 – EQUIPMENT:

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Equipment	$	3,761	60 months
Less: accumulated depreciation		(2,508)	
Property and equipment, net	$	1,253	